

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

> **Re: CID Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2024**
> **File No. 333-282600**

Dear Phyllis Newhouse and Edmund Nabrotzky:

　　We have reviewed your registration statement and have the following comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024 letter.

Form S-4 filed October 11, 2024

Questions and Answers About the Proposal, page xii

1. Total pro forma common stock in the table on page xvi does not agree with that in tables elsewhere throughout the filing. Please revise as needed for consistency and accuracy.

Summary of the Proxy Statement/Prospectus, page 1

2.   We note your response to prior comment 8. Please add the 25% redemption scenario as indicated in the paragraph preceding the table on the cover page and page 8.

3.   Please disclose on the cover page and in the summary section the tier of the OTC market on which SUAC Class A Common Stock, SUAC Warrants and SUAC Units are quoted.

4.   We note your response to comment 2 and note your disclosure on page 113 that as of the date of this prospectus, no PIPE investment has been made. We also note your disclosure on page 3 that, "SUAC shall have cash and cash equivalents in an aggregate amount of not less than $6,000,000 including the cash available to SUAC from the Trust Account (after any redemptions by the SUAC stockholders and the payment of any Trust Account expenses) and the proceeds from the PIPE Financing, after deducting all Outstanding SUAC Expenses, all Outstanding SEE ID Expenses, and all Company Change of Control Payments..." Given that no PIPE investment has been made and these proceeds are not guaranteed, please revise this statement to note that the proceeds from the PIPE financing are not guaranteed as a PIPE investment has yet to be made.

Risk Factors
"Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services...", page 52

5.   We note your response to comment 12 where you state that SEE ID has not experienced component shortages to date. However, in your disclosure on page 52 of the Amended registration statement, you state, "We have in the past experienced and may in the future experience component shortages..." Please revise the disclosure to reconcile these inconsistencies.

The Business Combination Proposal, page 97

6.   We note your response to comment 14 where you state that at the time the letter was executed by SUAC and SEE ID there was no definitive agreement, plan, arrangement, commitment or understanding, conditional or otherwise, regarding any merger or business combination transaction between the parties and that the LOI was superseded by the Business Combination Agreement. We also note your disclosure on page 113 that the LOI, among other things, contemplated a pre-money, fully diluted enterprise value ranging from $130 million and also provided for entry into lock-up agreements, a registration rights agreement, voting agreement and a new equity incentive plan. Please revise your disclosure to summarize the terms of the LOI including the initial valuation attributed to the transaction and any analyses that were utilized to determine such valuation. See Item 1605(a) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 142

7.   Please provide us with your detailed calculations to arrive at pro forma adjustment (N) for each scenario and revise, as appropriate, to provide additional disclosure that supports these calculations.

8.   We note your response to prior comment 18 and reissue in part. Please fully disclose the details of the fee waiver arrangement in your business combination discussion and throughout the filing as appropriate. Specifically, please disclose how the waiver was obtained and why Citigroup agreed to the waiver.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 148

9.   The pro forma balance sheet information should be limited to the latest balance sheet included in the filing. Please remove the pro forma balance sheet as of December 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SUAC, page 162

10.   Please add disclosure for your results for the six months ended June 30, 2023.

11.   We note your response to prior comment 23, including the table on page 169 summarizing the state of development of each of your software products and service offerings. It is unclear what costs are included in "remaining estimated costs". Please enhance your disclosures to clarify and discuss the various estimated costs required to achieve commercialization, such as software development, marketing, compliance, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SEE ID, page 182

12.   Throughout the tables in your MD&A revise the Q2 2024 column heading to indicate that information is as of or for the six months ended June 30, 2024.

13.   We note that on page 183 you disclose that your platform is due for release in the fourth quarter of 2024. In addition, on page 185 you disclose that your solution is used by businesses of varying sizes across a broad range of industries. To add context to these disclosures please revise to discuss (1) the relationship between the solution currently used by customers and the platform set for release in the fourth quarter of 2024 and (2) the number of revenue generating customers using your solution. Additionally, ensure your discussion of platform and solution release dates is consistent throughout the filing.

14.   We note your expanded disclosure on page 186, in response to prior comment 27. Please further expand your disclosure to address:
    •   Discuss the most significant basis for your projections which you identify in your response letter as sales pipeline and contract backlog.
    •   To ensure balanced disclosure discuss the net loss potential for the potential opportunity projects you referenced that are in the Contract Negotiation phase. For instance, discuss the nature and estimates of other costs, including cost of sales, that you expect to incur under the anticipated contracts.

SEE ID, Inc. Financial Statements
Software Development Costs, page F-55

15.   We note in your response to prior comment 32 regarding post implementation-operation stage, you said "SEE ID has not yet deployed its software, and the related projects are not yet substantially complete and ready for their intended use." Please reconcile this statement with the disclosure of the current state of software development in the table on page 169 and clarify your disclosures accordingly.

Note 7. Equity Incentive Plan, page F-60

16.   We note in the table provided in response to prior comment 33, you revised in 2024 the exercise price of certain options. Tell us if you revised the fair value assigned to these options, how you determined the fair value, and reconcile this value to the value established in the Business Combination.

17.   We note in your response to prior comments 33 and 35 you concluded the errors were not quantitatively material. Noting that the errors had the effect of under reporting management compensation, with respect to each error please provide us a comprehensive materiality analysis prepared using the guidance is SAB Topic 1:M.

General

18.   We note your response to comment 5 that Sheldon Paul is a board member who is also an investor in SEE ID and the owner of a partner distribution company, Pope Technologies LLC. We also note that Pope Technologies LLC is SEE ID's primary distributor. Please file the agreement as an exhibit and include any relevant risk factor disclosure, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gerry Williams

Krisanne Cunningham